Exhibit 99.1

Nasdaq Panel Grants NLS Pharmaceutics’ Request for Extension to

Comply with Continued Listing Requirements

Zürich, Switzerland, June 25, 2024 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a leading Swiss biopharmaceutical company dedicated to pioneering therapies for rare and complex central nervous system disorders, announced today that it received notice from the Nasdaq Hearings Panel (“Panel”) of The Nasdaq Stock Market (“Nasdaq”) that it has granted the Company an extension to regain compliance with the continued listing requirements for The Nasdaq Capital Market, as discussed more fully below.

Subject to the Company meeting certain financial, share price and other requirements by September 3, 2024 and October 14, 2024, the Panel granted the Company an extension until October 14, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 of the Company’s common shares, and Nasdaq Rule 5550(b)(1), which requires a minimum of $2,500,000 of stockholders’ equity, or satisfy any of the alternative requirements in Listing Rule 5550(b).

As previously disclosed by the Company, on April 17, 2024, NLS received a determination letter from the staff of the Listing Qualifications Department of Nasdaq (the “Staff”) notifying the Company of the Staff’s determination that, unless the Company timely requests a hearing before the Panel, the Company’s securities would be subject to delisting from The Nasdaq Capital Market due to the Company’s failure to maintain at least a $1 bid price per share over the course of 30 consecutive business days, as set forth in Nasdaq Listing Rule 5550(a)(2). In addition, on May 22, 2024, the Company received an additional determination letter from the Staff notifying the Company that it did not comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing set forth in Listing Rule 5550(b), and that the additional delinquency may serve as a separate basis for the delisting of the Company’s securities from Nasdaq. The Company requested a hearing with the Panel. A hearing on the matter was held on June 4, 2024, where the Company presented its compliance plan.

Notwithstanding the foregoing, there can be no assurance that the Company will be able to meet these deadlines or ultimately regain compliance with all applicable requirements for continued listing.

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This letter contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential to regain compliance with Nasdaq’s continued listing requirements. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Investor Relations Contact
InvestorRelations@nls-pharma.com
www.nlspharma.com

www.nlspharmaceutics.com

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